Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp Wisconsin Inc.

Commission File No. 001-34955

The following excerpts relating to Old National Bancorp’s (“Old National”) pending acquisition of Anchor BanCorp Wisconsin Inc. (“Anchor”) are from the transcript of a conference call held by executive officers of Old National on February 1, 2016, in connection with Old National’s announcement of its financial results for the quarter ended December 31, 2015. Excerpts from the slide presentation used on the conference call which relate to the pending acquisition were previously filed on February 1, 2016 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Additional Information for Shareholders of Anchor BanCorp Wisconsin Inc.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document and accompanying material contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

EXCERPTS FROM CONFERENCE CALL TRANSCRIPT

Jim Sandgren, Old National Bancorp, EVP and Chief Banking Officer:

…I know Bob will provide more details about our recently announced Anchor partnership in his remarks, but I’ll just make a quick observation that this partnership really seems to fit our growth strategy like a glove—great markets, great people and a very similar culture. I’m confident that these new vibrant markets offer a tremendous opportunity to introduce our banking products and fee-based business services in the coming months.

Chris Wolking, Old National Bancorp Senior EVP and Chief Financial Officer:

…We expect full year 2016 operating expenses, not including charges for the Anchor acquisition, to be in the range of 3 to 5% lower than full year 2015.

… In anticipation of closing the Anchor Bancorp purchase, we do not expect additional stock repurchases at this time. The Anchor Bancorp consideration is cash at a fixed price of $48.50 per share for 40% of Anchor’s shares and 3.5505 shares of ONB for each of the remaining 60% of Anchor shares. Closing is anticipated in the 2nd quarter of 2016. Using the costs, earnings projections and loan portfolio marks we disclosed in our call of the announcement of the deal, we expect to recover the tangible book value impact of the transaction within 2.5 years.

Bob Jones, Old National Bancorp President and CEO:

Before I address some specifics of how this relates to ONB and our tactics for 2016, let me give you a quick update on our Anchor Bank partnership.

The short version is we are off to a great start; the Anchor team is fully engaged both in driving current performance as well as ensuring that our integration goes well. Our initial interaction with the team has been extraordinarily positive: they have outstanding people with a focused and positive reception towards our partnership.

You may have seen the Anchor earnings announcement last week, which when compared to the modeling we shared with you during our partnership announcement, revealed better overall performance driven by solid loan growth and continued strong efforts on cost reductions, along with a release of a portion of their reserves, which was consistent with our view of their credit during due diligence and of the marks we disclosed during our call—the most compelling aspect of their earnings was their pre-tax, pre-provision number, which was slightly better than the numbers we used in our call.

You may remember that our model was a hybrid of the current street expectations with some positive modification based on our knowledge of the Anchor plans. All in all, their performance reinforces our optimism for what our combined teams will be able to accomplish.

For Old National, 2016 will be much more of the same. While we are very excited by our entry into Wisconsin, 99% of our associates will have little involvement in the integration efforts. For that 99%, their focus will be exactly the same as 2015—execution.

…That positive sentiment, combined with our focus on execution leads us to slide 25, where we wanted to provide you with a high level view of our outlook for 2016. This outlook, which does not include Anchor—though we did provide a footnote with a reminder of the financial metrics we discussed about Anchor when we announced the partnership—this outlook will hopefully demonstrate the optimism that we feel towards 2016 and beyond. While we do acknowledge the potential volatility that could exist with any forward guidance, given the amount of positive change that our company has been through over the years, we wanted to be as transparent as possible as to our expectations for the upcoming year. I hope that you find this helpful.

Questions & Answers:

Q: Michael Perito, KBW

Maybe just one more comment on the loan growth that you guys kind of saw on the back half of the year. It sounds like all the markets are pretty—are doing pretty well. Could you just maybe give us a little bit more color on the outlook for kind of the Anchor franchise in the Wisconsin growth? Is that going to be something that’s kind of accretive or neutral to what you guys are doing in the other newer markets that you’ve gotten into over the last couple of years?

A: Bob Jones

Yes, I would tell you that there’s nothing from our early indications, interactions with Chris and his team that would tell us what we’ve provided you on our accretion would be any different. We’re very encouraged. They’ve just got a very, very good, mature team that is very anxious to get out and be proactive. In spending time up in the Wisconsin market we’ve been more encouraged by what we see.

Q: Terry McEvoy, Stephens

… And then I’ll just finish up with a question for Bob. You mentioned earlier that what’s going on in the banking environment in the Midwest, particularly Michigan and Ohio. I know you’re focused on the Anchor Bank and making sure the integration goes perfectly, but how do you turn up your offensive position in some of those markets that are going through disruption, and are you going to hire some additions which would have an impact of expenses in order to capitalize on those opportunities?

A: Bob Jones

… I think once we saw the announcement for both transactions on Monday, both Jim and I shot emails to the market presidents and said, now is the time for us to take advantage of some disruption. So, we would absolutely love to hire more people in those key markets. We do believe that disruption does present opportunities for us, so I know Todd Clark and the folks in Michigan are anxious to go out and earn some more business… we’ll see where we go from there.

Q: Michael Perito, KBW

Hey Bob, thanks for taking this quick follow-up… more of a capital question / longer term outlook. So, Anchor is set to close in, I believe it’s mid-ish 2Q16, and as we think toward the back half of this year, can you maybe give us a rundown on how you’re thinking about capital deployment? Obviously you guys were pretty active with the buyback both in the last quarter, but also last year. Stocks a bit lower than where your average purchase price was, and obviously with the deal pending, you guys, sounds like aren’t going to do much, but maybe just a rundown of how you guys are thinking of capital return post Anchor close?

A: Bob Jones

Great question. Our belief is stocks are still trading a portion on tangible book so obviously we’ll kind of continue to focus on growing our tangible book because we think that’s important given all the activity that we’ve had over the last few years. So saying that is kind of the overhang, clearly organic growth is our first driver. We also understand the need for the dividend with the recent increase that our directors authorized. We begin to get that balance between the buyback and any potential in the future, but we’re really focused on organic growth and really focused on ensuring that we continue to grow our tangible book as we go forward.

A: Chris Wolking

Michael, I might add—you recall the consideration for the Anchor transaction is fairly heavily cash as well. So to Bob’s point, we do try to balance every time we make one of these decisions, we try to balance several factors and try to use that capital in the very best way based on current market conditions and opportunities.